NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2009. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	A copy of the Amended Tender Offer Report (SEC Form 19-1) of Philippine Long Distance Telephone Company (“PLDT” or “Company”) that we filed today with the Securities and Exchange Commission in connection with the tender offer conducted by PLDT to acquire the remaining common shares Digital Telecommunications Phils., Inc. (“Digitel”) held by the public, which tender offer ended on January 16, 2012.	25

Exhibit 1

January 26, 2012

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Ms. Janet A. Encarnacion Head, Disclosure Department

Ladies and Gentlemen:

We submit herewith a copy of the Amended Tender Offer Report (SEC Form 19-1) of Philippine Long Distance Telephone Company (“PLDT” or “Company”) that we filed today with the Securities and Exchange Commission in connection with the tender offer conducted by PLDT to acquire the remaining common shares Digital Telecommunications Phils., Inc. (“Digitel”) held by the public, which tender offer ended on January 16, 2012.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

PW-55

S.E.C. Registration Number

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G	,

M	A	K	A	T	I	A	V	E	N	U	E	,	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City / Town / Province)
Ma. Lourdes S. Rausa-Chan
816-8553

Contact Person Company Telephone Number

Amended SEC Form 19-1

Second Tuesday of June

12/31
Month Day Fiscal Year	Month Form Type Annual Meeting	Day

N/A

Secondary License Type, If Applicable

C
F

N/A

D

Dept. Requiring this Doc. Amended Articles Number/Section

2,181,810

Total No. of Stockholders Domestic Foreign
(as of October 31, 2011)

To be accomplished by SEC Personnel concerned

File Number LCU

Document I.D. Cashier

S T A M P S

Remarks = pls. use black ink for scanning purposes

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION
SEC FORM 19-1
AMENDED TENDER OFFER REPORT

Check the appropriate box:

Initial Filing

✓

Amendment 2

Amendment No. .........................................................

Item 6 (additional exhibits)

Items Amended by the Filing .....................................

1. Exact Name of Subject Company as Specified in its Charter:

DIGITAL TELECOMMUNICATIONS PHILS., INC.

(a)	Address of Principal Offices:

110 E. Rodriguez, Jr. Avenue,
Bagumbayan, Quezon City

Postal Code: 1110

(b) SEC Identification Number: 145111 (c) (SEC Use Only)

Industry Classification Code

(d) BIR Tax Identification Number: 000-449-918-000

2. Name of Bidder:

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Address of Bidder:

Ramon Cojuangco Building,
Makati Avenue, Makati City

Postal Code:

0721

3. Title or Class of Securities Subject to Tender Offer: Common Shares

Exhibit 1

Capitalized terms not defined but used herein shall have the meanings given them in the Tender Offer Report dated December 5, 2011.

1. Results of the Tender Offer

The Tender Offer conducted by Philippine Long Distance Telephone Company (the “Bidder” or “PLDT”) to acquire the remaining common shares of Digital Telecommunications Phils., Inc. (“Digitel”) held by the public ended on January 16, 2012. Based on the sales report prepared by Maybank ATR Kim Eng Securities, Inc. (formerly ATR KimEng Securities, Inc.), the tender offer agent, 2,888,182,816 common shares (the “Tendered Shares”) were tendered by Digitel shareholders, representing approximately 94% of the shares held by the public. The Tendered Shares were crossed on the Philippine Stock Exchange, Inc. on January 24, 2012. The Settlement, which will be done either by the issuance of Bidder’s common shares or payment of the net Tender Offer Price, will take place on January 27, 2012.

Of the Tendered Shares, 87% or 2,517,806,269 Digitel common shares were tendered for PLDT common shares and 13% or 370,376,547 Digitel common shares were tendered for cash.

Following the completion of the Tender Offer and with the previously disclosed partial conversion of the convertible bonds held by PLDT into 4,000,000,000 Digitel common shares, PLDT owns 10,165,318,698 common shares or 98% of the enlarged capital base of Digitel.

2. Additional Exhibits

The following are hereby submitted as part of Item 6:

Exhibit I - Affidavit of Publication dated December 13, 2011, issued by Philippine Daily Inquirer, Inc. on the announcement of PLDT’s intention to make a tender offer to stockholders of Digitel, which was published on December 5, 2011;

Exhibit J-1 - Affidavit of Publication dated December 13, 2011, issued by Philippine Daily Inquirer, Inc. on the Notice to the Shareholders of Digital Telecommunications Phils., Inc., which was published on December 7, 8 and 9, 2011;

Exhibit J-2 - Affidavit of Publication dated December 9, 2011, issued by PhilSTAR Daily, Inc. on the Notice to the Shareholders of Digital Telecommunications Phils., Inc., which was published on December 7, 8 and 9, 2011;

Exhibit K-1 - Affidavit of Publication dated January 19, 2012, issued by Philippine Daily Inquirer, Inc. on the Notice to the Shareholders of Digital Telecommunications Phils., Inc. regarding the extension of the Tender Offer period, which was published on January 8, 2012; and Exhibit K-2 - Affidavit of Publication dated January 26, 2012, issued by PhilSTAR Daily, Inc. on the Notice to the Shareholders of Digital Telecommunications Phils., Inc. regarding the extension of the Tender Offer period, which was published on January 8, 2012. Page 4 of 25

Exhibit 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct in all material respects. This report is signed in the City of Makati on January 26, 2012.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:

/s/ Napoleon L. Nazareno
Napoleon L. Nazareno
President

EXHIBIT 1

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

AFFIDAVIT OF PUBLICATION

I, Eugenio L. Rivera, of legal age, Filipino, married and a resident of 136 Maginhawa, Sikatuna Village, Quezon City, Philippines after having duly sworn to in accordance with law, hereby declare and testify:

1. That I am the Classified Ads Sales manager of the PHILIPPINE DAILY INQUIRER, INC., publisher of the Philippine daily Inquirer which is being published daily in English, of general circulation with editiorial and business address at Chino Roces St. cor. Yague and Mascardo Sts., Makati.

That at the order of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
NOTICE TO THE SHAREHOLDERS OF DIGITEL TELECOMMUNICATIONS PHIL. INC.

Text of which would be described as follows:

AS PER ATTACHED

Has been published in the Philippine Daily Inquirer in its issue/issues of:

December 5, 2011

Affiant Further Sayeth

Naught, Makati Philippines Dec. 13, 2011

/s/ Eugenio L. Rivera

EUGENIO L. RIVERA

Affiant

SUBSCRIBED AND SWORN to before me
this December 13, 2011, PHILIPPINES, affiant exhibited to me his residence certificate no. 15950094 issued at Quezon City on January 25, 2011 and his SSS ID. No. 03-6796183-7 bearing his photograph and signature.

Doc. No. 352

Page No. 71

Book No. 54 /s/ Amador C. Casino

Series of 2011 ATTY. AMADOR C. CASINO

NOTARY PUBLIC

Until December 31, 2011

PTR No. 3191600/1-5-12MAKATI

IBP No. 809273/1-5-11

Exhibit 1

TO THE SHAREHOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

December 5, 2011

Pursuant to paragraph 5 of Rule 19 of the Securities Regulation Code, this is to advise you that, Philippine Long Distance Telephone Company (the “Bidder”) has acquired 3,277,135,882 shares of common stock of Digital Telecommunications Phils., Inc. (“Digitel”) registered in the names of, and/or beneficially owned by, JG Summit Holdings, Inc., Express Holdings, Inc., Solid Finance (Holdings), Limited and Mrs. Elizabeth Yu Gokongwei, representing approximately 51.55% of the total issued and outstanding capital stock of Digitel (the “Transaction”).

The Transaction triggers the mandatory tender offer requirement under the Securities Regulation Code and accordingly, the Bidder will be making a tender offer for the remaining 3,079,840,418 common shares of Digitel, representing approximately 48.45% of the total issued and outstanding capital stock of Digitel.

Digitel has issued certain convertible bonds to third party holders. Such bonds may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted, the Digitel shares issued to the bondholders may be tendered in the tender offer.

The terms of the tender offer shall be announced separately on the date of the commencement of the tender offer.

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exhibit 1

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

AFFIDAVIT OF PUBLICATION

I, Eugenio L. Rivera, of legal age, Filipino, married and a resident of 136 Maginhawa, Sikatuna Village, Quezon City, Philippines after having duly sworn to in accordance with law, hereby declare and testify:

1. That I am the Classified Ads Sales manager of the PHILIPPINE DAILY INQUIRER, INC., publisher of the Philippine daily Inquirer which is being published daily in English, of general circulation with editiorial and business address at Chino Roces St. cor. Yague and Mascardo Sts., Makati.

That at the order of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
NOTICE TO THE SHAREHOLDERS OF DIGITEL TELECOMMUNICATIONS PHIL. INC.

Text of which would be described as follows:

AS PER ATTACHED

Has been published in the Philippine Daily Inquirer in its issue/issues of:

December 7, 8 & 9, 2011

Affiant Further Sayeth

Naught, Makati Philippines Dec. 13, 2011

/s/ Eugenio L. Rivera

EUGENIO L. RIVERA

Affiant

SUBSCRIBED AND SWORN to before me
this December 13, 2011, PHILIPPINES, affiant exhibited to me his residence certificate no. 15950094 issued at Quezon City on January 25, 2011 and his SSS ID. No. 03-6796183-7 bearing his photograph and signature.

Doc. No. 353

Page No. 71

Book No. 54 /s/ Amador C. Casino

Series of 2011 ATTY. AMADOR C. CASINO

NOTARY PUBLIC

Until December 31, 2011

PTR No. 3191600/1-5-12MAKATI

IBP No. 809273/1-5-11

Exhibit 1

NOTICE TO SHAREHOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

Philippine Long Distance Telephone Company (“PLDT” or the “Bidder”) has acquired
3,277,135,882 shares of common stock of Digital Telecommunications Phils., Inc.
(“Digitel”), representing approximately 51.55% of the issued and outstanding capital stock of Digitel (the “Digitel Sale Shares”) registered in the names of, and/or beneficially owned by, JG Summit Holdings, Inc. (“JGS”), Express Holdings, Inc. (“Express Holdings”),
Solid Finance (Holdings), Limited (“Solid Finance”) and Mrs. Elizabeth Yu Gokongwei (“Mrs.
Gokongwei” and collectively with JGS, Express Holdings and Solid Finance, the “Sellers”).

In relation to the conditions for the acquisition of the Digitel Sale Shares and pursuant to the requirements of the Philippine Securities Regulation Code (“SRC”) and its
implementing rules and regulations, the Bidder is implementing a tender offer to acquire the remaining 3,079,840,418 common shares representing approximately 48.45% of the issued and outstanding capital of the Company (the Digitel shares held by shareholders other than
PLDT, the “Digitel Public Shares”) from the owners thereof (the Digitel shareholders other than PLDT, the “Digitel Public Shareholders”), subject to the SEC Form 19-1 filed by the
Bidder with the Securities and Exchange Commission (“SEC”) (“Tender Offer”).

At the same time, certain third parties holding convertible bonds issued by Digitel may opt to convert their holdings into Digitel shares on or before December 8, 2011. It is currently estimated that these convertible bonds held by third parties may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted into Digitel shares, such Digitel shares will form part of the
Digitel Public Shares, bringing the total number of Digitel Public Shares to 3,082,071,390, and may be tendered in the Tender Offer.
Further, Digitel will have to apply for voluntary delisting with the Philippine Stock
Exchange, Inc. (“PSE”) if, as a consequence of the Tender Offer, the public ownership of
Digitel falls below the minimum prescribed by the PSE. The Tender Offer is also intended to serve as compliance with the PSE’s rule requiring the conduct of a tender offer to all the stockholders of the Company intended to be delisted (in this case, Digitel).

The Bidder shall purchase the Digitel Public Shares which shall have been tendered (the
“Tender Offer Shares”) by the Digitel Public Shareholders (the “Tendering Shareholders”),
at the price of P1.6033 per share (the “Tender Offer Price”), payable by the issue of new
PLDT common shares valued at P2,500 per PLDT common share or one PLDT common share for every 1,559.28 Digitel Public Shares (the “Exchange Ratio”). After deducting the customary selling charges, which shall be for the Tendering Shareholder’s account, the net Exchange
Ratio shall be one PLDT common share for every 1,567.45 Digitel Public Shares.*
Alternatively, the Bidder shall, at the Tendering
 EXHIBIT 1
 Shareholder’s option, pay such shareholder in cash, at P1.6033 per Digitel Public
Share (before deductions for customary selling charges or P1.59495 after deducting the customary selling charges);* provided that, for Tendering Shareholders who reside outside the Philippines, the Tender Offer Price shall be payable only in cash. The customary selling charges that will be deducted by PLDT do not include the selling broker’s commission payable by the Tendering Shareholder to its/his/her broker, and the taxes thereon.
Tendering Shareholders may choose to receive the payment for their shares only in (i) PLDT shares, subject to the conditions of the preceding paragraph, or (ii) cash. No combination of PLDT shares and cash will be paid except only when there is a resulting fractional share.
In case the application of the net Exchange Ratio results in a fractional PLDT share, the
Tendering Shareholder who would otherwise be entitled to such fractional share shall be entitled to an amount in cash, without interest, rounded to the nearest centavo equal to the product of (i) the amount of fractional share interest in a PLDT common share to which such shareholder is entitled and (ii) P2,500.

Every Digitel Public Shareholder as of any date during the Offer Period is entitled to sell its/his/her Digitel Public Shares to PLDT in accordance with and subject to the Terms of the Tender Offer, which is Annex A to the Application to Tender Common Shares in Digital
Telecommunications Phils., Inc. to Philippine Long Distance Telephone Company) (the
“Application”).

The Tender Offer will commence at 9:00 a.m. on December 7, 2011 and end at 12:00 noon on January 9, 2012. The Bidder reserves the right to extend the Tender Offer with the approval of the SEC.
Scrip shareholders (i.e., shareholders who hold stock certificates) of Digitel who wish to sell their shares to PLDT should complete the Application in triplicate and submit the same with the following attachments to ATR KimEng Securities, Inc. (the “TO Agent”) at the
addresses set forth below, not later than the end of the Tender Offer Period:

ATR KimEng SECURITIES, INC.
17th Floor, Tower One & Exchange Plaza
Ayala Avenue, Makati City
Philippines
For shareholders based in the Visayas and Mindanao, the Digitel shares may be tendered by submitting on or before January 3, 2012, all foregoing requirements at the Cebu and Davao branch offices of the TO Agent:

(a) Cebu Branch: Room 206, Cebu Holdings Center, Cebu Business Park, Cebu City,
Philippines; Telephone No. (63) (32) 231-1324 (Contact Person: Ms. Cheryl
Lim-Go) and
(b) Davao Branch: Door #7 M.T. Aquino Building, Cabaguio Ave. cor. Bolcan
Street, Davao City Philippines; Telephone No.: (63) (82) 224-2860 (Contact
Person: Mr. Miguel Luis R. Aquino).
a. Original Digitel stock certificates duly endorsed; to be verified by the TO Agent with
BDO, the stock transfer agent of Digitel, as valid and authentic certificates. For those whose stock certificate/s is/are lost: (i) one (1) original of a duly notarized affidavit of loss; (ii) copy of the affidavit of loss as published in a newspaper of general circulation (in substantially the form of Annex E to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the

 Exhibit 1
 SEC); (iii) affidavit of publication (of affidavit of loss); and (iv) bond in the amount of twice the closing price per share of the Digitel shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate.
b. For Individuals:

(i) For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable
Power of Attorney (in substantially the form attached as Annex B to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of Attorney to indicate marital consent to the sale of the Tender Offer Shares.
(ii) Photocopies of two (2) valid identification cards showing the Applicant’s signature and photograph, i.e., driver’s license, tax identification card, Social
Security Services/Government Services and Insurance System card, or passport.
(iii) Duly accomplished signature card containing the specimen signature of the
Applicant and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

c. For Corporations:

(i) Notarized Board Resolution (in substantially the form of the Secretary’s
Certificate attached as Annex C to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Tender Offer
Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
(ii) Copy of the SEC Registration or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
(iii) Copy of latest Articles of Incorporation and By-laws of the Applicant or equivalent constitutive document certified as true copy of the original by the
Corporate Secretary or equivalent person having official custody of company records.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

d. For Partnerships:

(i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
(ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document certified as true copy of the original by the Partnership
Secretary or equivalent person having official custody of the partnership records.

Exhibit 1
 (iii) Notarized Partnership Resolution (in substantially the form of the
Partners’ Certificate attached as Annex D to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the
Tender Offer Shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

Scripless shareholders (i.e., shareholders whose shares are lodged with the Philippine
Depository and Trust Corporation (“PDTC”)) of Digitel who wish to accept the offer must instruct their brokers to electronically transfer their Tender Offer Shares to the TO
Agent. The member broker(s) of the PSE who hold(s) the Tender Offer Shares, should, upon receipt of the notice of the Tender Offer, immediately notify the relevant shareholder that should the shareholder wish to sell its/his/her shares in Digitel to PLDT, the shareholder must instruct said participating broker to electronically transfer its/his/her shares to the TO Agent, as custodian for such shares, not later than 10:00 a.m. on January 9, 2012.
When tendering shares, the participating brokers are required to submit the letter to the
TO Agent (in the form of Annex 1 to the Instructions to Participating TO Agents, which is
Exhibit E to the SEC Form 19-1 filed by the Bidder with the SEC) not later than 10:00 a.m.
on January 9, 2012 as well as the duly completed Application.

The terms of the Application (including the Representations and Warranties) shall form integral parts of the Terms of the Tender Offer, which in turn form integral parts of the Application.
The Tender Offer Shares shall be deemed accepted by the Bidder on January 9, 2012 subject to the condition that the TO Agent has determined that the Tendering Shareholders shall have submitted all the required documents and obtained all the required approvals and authorizations to enable it to transfer the Tender Offer Shares to the Bidder before the expiration of the Tender Offer.

Acceptance of Applications is subject to the Terms of the Tender Offer. The Bidder, through the TO Agent, at its sole discretion, shall have the right to reject any Application that does not qualify and accept qualified Applications at any time before the Tender Offer
Shares are sold to PLDT through the facilities of the PSE (the “Cross Date”). Applications
(i) received after the Offer Period, or (ii) that are not properly completed, or (iii) lack any of the required attachments, will be rejected.
The TO Agent will accept Applications on the condition that it is able to verify the signature/endorsement on Digitel stock certificates by verifying the signature on file with the Digitel’s stock transfer agent, if such is available. The TO Agent will rely on the signature affixed on the Application and on the supporting identification documents or board resolution when it verifies the endorsement of the relevant Digitel stock certificates. The TO Agent shall not be required to make further inquiries into the authenticity of the signature. If the TO Agent is unable to verify the signature on the
Application or the endorsement of the Digitel stock certificate, the TO Agent will also reject the Application.
Tendering Shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the TO Agent on or before January 15, 2012.
All Applications shall be accepted only in the Philippines.

Exhibit 1
 Rejected shares shall be returned in the same form they were received to the Tendering
Stockholder’s broker (for scripless shares) or to the Tendering Stockholder (for certificated shares) within three (3) trading days from the end of the Tender Offer Period.
Any and all costs and expenses incurred in connection with the return of the rejected shares shall be borne by the Tendering Stockholder.

The Cross Date is intended to be on January 16, 2012, subject to the approval by the PSE of the block sale of the Tender Offer Shares and subject further to any extension of the
Tender Offer Period with the approval of the SEC. Any change in the Cross Date shall be announced by the Bidder in the Philippine Daily Inquirer and Philippine Star.

The settlement date shall be three (3) trading days after the Cross Date (the “Settlement Date”), subject to any extension of the Tender Offer Period with the approval of the SEC.

All accepted Applications shall be settled only in the Philippines.
The TO Agent will act as agent for Tendering Shareholders for the purpose of receiving the
PLDT shares or check payments (for Tendering Shareholders who opt to be paid in cash or reside outside the Philippines) from the Bidder and transmitting the PLDT shares or check payments to such Tendering Shareholders. The PLDT shares or check payments to be issued to
Tendering Shareholders shall be made available by the TO Agent for pick-up by the Tendering
Shareholders starting on Settlement Date at its offices.
When collecting payment, the Tendering Shareholders shall present the “Applicant’s Copy” of the Application as well as proper identification (e.g., driver’s license, passport). Duly authorized representatives shall be required to present an authorization letter from the
Tendering Shareholders.
Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents.
In any event, no payment shall be made without the TO Agent having timely received the duly accomplished Application, the stock certificates evidencing the Tender Offer Shares and other documents required herein.
Any payment not collected within thirty (30) trading days from the Cross Date shall be dispatched via registered mail, to the address of the Tendering Shareholder indicated in the Application, at the risk of the latter.

Tendering Shareholders shall have the right to withdraw any Tender Offer Shares at any time during the Tender Offer Period but only up to 12:00 noon on January 9, 2012, by submitting a written request for the withdrawal of the Tender Offer Public Shares to the TO Agent with a copy of the “Applicant’s Copy” of the Application issued by the TO Agent. If tendered
Tender Offer Shares are not accepted by the Bidder after January 9, 2012, Tendering
Shareholders may likewise withdraw their tendered shares.
For withdrawal of the tendered shares to be effective, a written notice of withdrawal must be received by the TO Agent before 12:00 noon on January 9, 2012 at the address set forth herein. The notice must specify the name of the Tendering Shareholder and the number of
Tender Offer Shares to be withdrawn. If the stock certificates evidencing the Tender Offer
Shares have been delivered to the TO Agent, the serial numbers shown on such certificates must be submitted to the TO Agent prior to the

Exhibit 1
 physical release of such certificates. No request for withdrawal of fractions of
Tender Offer Shares will be considered. The TO Agent shall have the right in its sole discretion, to determine the form and validity of the notice of withdrawal, including the time of receipt thereof.
All expenses incurred by the TO Agent in respect of withdrawal of Tender Offer Shares shall be for the account of the shareholder making the withdrawal.

The terms set out in SEC Form 19-1 filed with the SEC on December 5, 2011 shall form integral parts of the Terms of the Tender Offer. Copies of the SEC Form 19-1 are attached to the Notice of Tender Offer distributed to the shareholders of Digitel. Any shareholder who wishes to obtain a copy of the said form may do so at the office of the TO Agent.

For inquiries on the Tender Offer, please contact any of the following:
DIGITEL TENDER OFFER HOTLINES
Telephone Numbers: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)
ATR KimEng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)
For inquiries about the number of shares of a shareholder in Digitel, please contact BDO
Stock Transfer Department, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora A. Yanga).

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exhibit 1

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

AFFIDAVIT OF PUBLICATION

I, ARLYN F. SERVAÑEZ, of legal age, single, Filipino and with office address at c/o PhilStar Daily, Inc., 202 Railroad Street corner Roberto S. Oca Street, Port Area, Manila, after having duly sworn to in accordance with law, depose and state:

That I am the Classifinder Manager of the PhilSTAR Daily, Inc., a domestic corporation duly organized and existing under by virtue of Philippine Laws with office and business address at 202 Railroad Street corner Roberto S. Oca Street, Port Area, Manila.

That the said corporation publishes THE PHILIPPINE STAR, a daily broadsheet newspaper published in English, of general circulation.

Tha the order of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Captioned as follows:NOTICE TO THE SHAREHOLDERS OF DIGITEL TELECOMMUNICATIONS PHIL. INC.

(Please see attached printed text) had been published in the Philippine Daily Star in its issues of:

December 7, 8 & 9, 2011

Further Affiant Sayeth
Naught, Makati Philippines

/s/ Arlyn F. Servañez

ARLYN F. SERVAÑEZ

Affiant

SUBSCRIBED AND SWORN to before me this December 9, 2011, PHILIPPINES, affiant exhibited to me her residence certificate no. 03203260 issued at Quezon City on January 09, 2012. .

Doc. No. 93

Page No. 19

Book No. 2 /s/ Ronald C. Ching

Series of 2012 ATTY. RONALD C. CHING

NOTARY PUBLIC

Until December 31, 2011

PTR No. 0319224/12-19-2011MANILA

IBP No. 864212/12-28-11

Exhibit 1

NOTICE TO SHAREHOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

Philippine Long Distance Telephone Company (“PLDT” or the “Bidder”) has acquired
3,277,135,882 shares of common stock of Digital Telecommunications Phils., Inc.
(“Digitel”), representing approximately 51.55% of the issued and outstanding capital stock of Digitel (the “Digitel Sale Shares”) registered in the names of, and/or beneficially owned by, JG Summit Holdings, Inc. (“JGS”), Express Holdings, Inc. (“Express Holdings”),
Solid Finance (Holdings), Limited (“Solid Finance”) and Mrs. Elizabeth Yu Gokongwei (“Mrs.
Gokongwei” and collectively with JGS, Express Holdings and Solid Finance, the “Sellers”).

In relation to the conditions for the acquisition of the Digitel Sale Shares and pursuant to the requirements of the Philippine Securities Regulation Code (“SRC”) and its
implementing rules and regulations, the Bidder is implementing a tender offer to acquire the remaining 3,079,840,418 common shares representing approximately 48.45% of the issued and outstanding capital of the Company (the Digitel shares held by shareholders other than
PLDT, the “Digitel Public Shares”) from the owners thereof (the Digitel shareholders other than PLDT, the “Digitel Public Shareholders”), subject to the SEC Form 19-1 filed by the
Bidder with the Securities and Exchange Commission (“SEC”) (“Tender Offer”).

At the same time, certain third parties holding convertible bonds issued by Digitel may opt to convert their holdings into Digitel shares on or before December 8, 2011. It is currently estimated that these convertible bonds held by third parties may be converted into up to 2,230,972 Digitel shares, if fully converted on or before December 8, 2011. Once the bonds are converted into Digitel shares, such Digitel shares will form part of the
Digitel Public Shares, bringing the total number of Digitel Public Shares to 3,082,071,390, and may be tendered in the Tender Offer.
Further, Digitel will have to apply for voluntary delisting with the Philippine Stock
Exchange, Inc. (“PSE”) if, as a consequence of the Tender Offer, the public ownership of
Digitel falls below the minimum prescribed by the PSE. The Tender Offer is also intended to serve as compliance with the PSE’s rule requiring the conduct of a tender offer to all the stockholders of the Company intended to be delisted (in this case, Digitel).

The Bidder shall purchase the Digitel Public Shares which shall have been tendered (the
“Tender Offer Shares”) by the Digitel Public Shareholders (the “Tendering Shareholders”),
at the price of P1.6033 per share (the “Tender Offer Price”), payable by the issue of new
PLDT common shares valued at P2,500 per PLDT common share or one PLDT common share for every 1,559.28 Digitel Public Shares (the “Exchange Ratio”). After deducting the customary selling charges, which shall be for the Tendering Shareholder’s account, the net Exchange
Ratio shall be one PLDT common share for every 1,567.45 Digitel Public Shares.*
Alternatively, the Bidder shall, at the Tendering
 Exhibit 1
 Shareholder’s option, pay such shareholder in cash, at P1.6033 per Digitel Public
Share (before deductions for customary selling charges or P1.59495 after deducting the customary selling charges);* provided that, for Tendering Shareholders who reside outside the Philippines, the Tender Offer Price shall be payable only in cash. The customary selling charges that will be deducted by PLDT do not include the selling broker’s commission payable by the Tendering Shareholder to its/his/her broker, and the taxes thereon.
Tendering Shareholders may choose to receive the payment for their shares only in (i) PLDT shares, subject to the conditions of the preceding paragraph, or (ii) cash. No combination of PLDT shares and cash will be paid except only when there is a resulting fractional share.
In case the application of the net Exchange Ratio results in a fractional PLDT share, the
Tendering Shareholder who would otherwise be entitled to such fractional share shall be entitled to an amount in cash, without interest, rounded to the nearest centavo equal to the product of (i) the amount of fractional share interest in a PLDT common share to which such shareholder is entitled and (ii) P2,500.

Every Digitel Public Shareholder as of any date during the Offer Period is entitled to sell its/his/her Digitel Public Shares to PLDT in accordance with and subject to the Terms of the Tender Offer, which is Annex A to the Application to Tender Common Shares in Digital
Telecommunications Phils., Inc. to Philippine Long Distance Telephone Company) (the
“Application”).

The Tender Offer will commence at 9:00 a.m. on December 7, 2011 and end at 12:00 noon on January 9, 2012. The Bidder reserves the right to extend the Tender Offer with the approval of the SEC.
Scrip shareholders (i.e., shareholders who hold stock certificates) of Digitel who wish to sell their shares to PLDT should complete the Application in triplicate and submit the same with the following attachments to ATR KimEng Securities, Inc. (the “TO Agent”) at the
addresses set forth below, not later than the end of the Tender Offer Period:

ATR KimEng SECURITIES, INC.
17th Floor, Tower One & Exchange Plaza
Ayala Avenue, Makati City
Philippines
For shareholders based in the Visayas and Mindanao, the Digitel shares may be tendered by submitting on or before January 3, 2012, all foregoing requirements at the Cebu and Davao branch offices of the TO Agent:

(a) Cebu Branch: Room 206, Cebu Holdings Center, Cebu Business Park, Cebu City,
Philippines; Telephone No. (63) (32) 231-1324 (Contact Person: Ms. Cheryl
Lim-Go) and
(b) Davao Branch: Door #7 M.T. Aquino Building, Cabaguio Ave. cor. Bolcan
Street, Davao City Philippines; Telephone No.: (63) (82) 224-2860 (Contact
Person: Mr. Miguel Luis R. Aquino).
a. Original Digitel stock certificates duly endorsed; to be verified by the TO Agent with
BDO, the stock transfer agent of Digitel, as valid and authentic certificates. For those whose stock certificate/s is/are lost: (i) one (1) original of a duly notarized affidavit of loss; (ii) copy of the affidavit of loss as published in a newspaper of general circulation (in substantially the form of Annex E to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC); (iii) affidavit of publication (of affidavit of loss); and (iv) bond in the amount of twice the closing price per share of the
Digitel shares as of the date of execution of the affidavit of loss, multiplied by the number of shares covered by each lost stock certificate.

Exhibit 1
 b. For Individuals:

(i) For shareholders acting through an attorney-in-fact, a duly notarized Irrevocable
Power of Attorney (in substantially the form attached as Annex B to the Application, which is Exhibit D to the SEC Form 19-1 filed by the Bidder with the SEC). For married individuals who are Philippine citizens, their respective spouses must sign the space provided in the Irrevocable Power of Attorney to indicate marital consent to the sale of the Tender Offer Shares.
(ii) Photocopies of two (2) valid identification cards showing the Applicant’s signature and photograph, i.e., driver’s license, tax identification card, Social
Security Services/Government Services and Insurance System card, or passport.
(iii) Duly accomplished signature card containing the specimen signature of the
Applicant and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

c. For Corporations:

(i) Notarized Board Resolution (in substantially the form of the Secretary’s
Certificate attached as Annex C to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the Bidder with the SEC) authorizing the sale of the Tender Offer
Shares, designating signatories for the purpose and indicating the specimen signatures of those signatories.
(ii) Copy of the SEC Registration or equivalent constitutive document certified as true copy of the original by the Corporate Secretary or equivalent person having official custody of company records.
(iii) Copy of latest Articles of Incorporation and By-laws of the Applicant or equivalent constitutive document certified as true copy of the original by the
Corporate Secretary or equivalent person having official custody of company records.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

d. For Partnerships:

(i) Copy of SEC Registration or equivalent constitutive document certified as true copy of the original by the Partnership Secretary or equivalent person having official custody of the partnership records.
(ii) Copy of the latest Articles of Partnership of the Applicant or equivalent constitutive document certified as true copy of the original by the Partnership
Secretary or equivalent person having official custody of the partnership records.
(iii) Notarized Partnership Resolution (in substantially the form of the Partners’
Certificate attached as Annex D to the Application, which is Exhibit D to the SEC
Form 19-1 filed by the

Exhibit 1
 Bidder with the SEC) authorizing the sale of the Tender Offer Shares, designating signatories for the purpose and indicating the specimen signature of the signatories.
(iv) Duly accomplished signature card containing the specimen signature of the
Applicant’s designated authorized signatories and verified by the Applicant’s broker or by an officer of the bank at which the Applicant maintains an account (the signature card must specify the name of the broker and the broker’s signatory or the name of the bank and the bank’s signatory, as the case may be).

Scripless shareholders (i.e., shareholders whose shares are lodged with the Philippine
Depository and Trust Corporation (“PDTC”)) of Digitel who wish to accept the offer must instruct their brokers to electronically transfer their Tender Offer Shares to the TO
Agent. The member broker(s) of the PSE who hold(s) the Tender Offer Shares, should, upon receipt of the notice of the Tender Offer, immediately notify the relevant shareholder that should the shareholder wish to sell its/his/her shares in Digitel to PLDT, the shareholder must instruct said participating broker to electronically transfer its/his/her shares to the TO Agent, as custodian for such shares, not later than 10:00 a.m. on January 9, 2012.
When tendering shares, the participating brokers are required to submit the letter to the
TO Agent (in the form of Annex 1 to the Instructions to Participating TO Agents, which is
Exhibit E to the SEC Form 19-1 filed by the Bidder with the SEC) not later than 10:00 a.m.
on January 9, 2012 as well as the duly completed Application.

The terms of the Application (including the Representations and Warranties) shall form integral parts of the Terms of the Tender Offer, which in turn form integral parts of the Application.
The Tender Offer Shares shall be deemed accepted by the Bidder on January 9, 2012 subject to the condition that the TO Agent has determined that the Tendering Shareholders shall have submitted all the required documents and obtained all the required approvals and authorizations to enable it to transfer the Tender Offer Shares to the Bidder before the expiration of the Tender Offer.

Acceptance of Applications is subject to the Terms of the Tender Offer. The Bidder, through the TO Agent, at its sole discretion, shall have the right to reject any Application that does not qualify and accept qualified Applications at any time before the Tender Offer
Shares are sold to PLDT through the facilities of the PSE (the “Cross Date”). Applications
(i) received after the Offer Period, or (ii) that are not properly completed, or (iii) lack any of the required attachments, will be rejected.
The TO Agent will accept Applications on the condition that it is able to verify the signature/endorsement on Digitel stock certificates by verifying the signature on file with the Digitel’s stock transfer agent, if such is available. The TO Agent will rely on the signature affixed on the Application and on the supporting identification documents or board resolution when it verifies the endorsement of the relevant Digitel stock certificates. The TO Agent shall not be required to make further inquiries into the authenticity of the signature. If the TO Agent is unable to verify the signature on the
Application or the endorsement of the Digitel stock certificate, the TO Agent will also reject the Application.
Tendering Shareholders whose Applications have been rejected, in whole or in part, shall be notified of such fact by the TO Agent on or before January 15, 2012.
All Applications shall be accepted only in the Philippines.
Rejected shares shall be returned in the same form they were received to the Tendering
Stockholder’s broker (for scripless shares) or to the Tendering Stockholder (for certificated shares)

Exhibit 1
 within three (3) trading days from the end of the Tender Offer Period. Any and all costs and expenses incurred in connection with the return of the rejected shares shall be borne by the Tendering Stockholder.

The Cross Date is intended to be on January 16, 2012, subject to the approval by the PSE of the block sale of the Tender Offer Shares and subject further to any extension of the
Tender Offer Period with the approval of the SEC. Any change in the Cross Date shall be announced by the Bidder in the Philippine Daily Inquirer and Philippine Star.

The settlement date shall be three (3) trading days after the Cross Date (the “Settlement Date”), subject to any extension of the Tender Offer Period with the approval of the SEC.

All accepted Applications shall be settled only in the Philippines.
The TO Agent will act as agent for Tendering Shareholders for the purpose of receiving the
PLDT shares or check payments (for Tendering Shareholders who opt to be paid in cash or reside outside the Philippines) from the Bidder and transmitting the PLDT shares or check payments to such Tendering Shareholders. The PLDT shares or check payments to be issued to
Tendering Shareholders shall be made available by the TO Agent for pick-up by the Tendering
Shareholders starting on Settlement Date at its offices.
When collecting payment, the Tendering Shareholders shall present the “Applicant’s Copy” of the Application as well as proper identification (e.g., driver’s license, passport). Duly authorized representatives shall be required to present an authorization letter from the
Tendering Shareholders.
Tendering beneficial owners of Tender Offer Shares are advised to consult with their custodian, fiduciaries, or other similar agents on the manner by which they may collect payment from such agents.
In any event, no payment shall be made without the TO Agent having timely received the duly accomplished Application, the stock certificates evidencing the Tender Offer Shares and other documents required herein.
Any payment not collected within thirty (30) trading days from the Cross Date shall be dispatched via registered mail, to the address of the Tendering Shareholder indicated in the Application, at the risk of the latter.

Tendering Shareholders shall have the right to withdraw any Tender Offer Shares at any time during the Tender Offer Period but only up to 12:00 noon on January 9, 2012, by submitting a written request for the withdrawal of the Tender Offer Public Shares to the TO Agent with a copy of the “Applicant’s Copy” of the Application issued by the TO Agent. If tendered
Tender Offer Shares are not accepted by the Bidder after January 9, 2012, Tendering
Shareholders may likewise withdraw their tendered shares.
For withdrawal of the tendered shares to be effective, a written notice of withdrawal must be received by the TO Agent before 12:00 noon on January 9, 2012 at the address set forth herein. The notice must specify the name of the Tendering Shareholder and the number of
Tender Offer Shares to be withdrawn. If the stock certificates evidencing the Tender Offer
Shares have been delivered to the TO Agent, the serial numbers shown on such certificates must be submitted to the TO Agent prior to the physical release of such certificates. No request for withdrawal of fractions of Tender Offer Shares will be considered. The TO
Agent shall have the right in its sole discretion, to determine the form and validity of the notice of withdrawal, including the time of receipt thereof.

Exhibit 1
 All expenses incurred by the TO Agent in respect of withdrawal of Tender Offer Shares shall be for the account of the shareholder making the withdrawal.

The terms set out in SEC Form 19-1 filed with the SEC on December 5, 2011 shall form integral parts of the Terms of the Tender Offer. Copies of the SEC Form 19-1 are attached to the Notice of Tender Offer distributed to the shareholders of Digitel. Any shareholder who wishes to obtain a copy of the said form may do so at the office of the TO Agent.

For inquiries on the Tender Offer, please contact any of the following:
DIGITEL TENDER OFFER HOTLINES
Telephone Numbers: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)
ATR KimEng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)
For inquiries about the number of shares of a shareholder in Digitel, please contact BDO
Stock Transfer Department, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora A. Yanga).

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exhibit 1

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

AFFIDAVIT OF PUBLICATION

I, Eugenio L. Rivera, of legal age, Filipino, married and a resident of 136 Maginhawa, Sikatuna Village, Quezon City, Philippines after having duly sworn to in accordance with law, hereby declare and testify:

1. That I am the Classified Ads Sales manager of the PHILIPPINE DAILY INQUIRER, INC., publisher of the Philippine daily Inquirer which is being published daily in English, of general circulation with editiorial and business address at Chino Roces St. cor. Yague and Mascardo Sts., Makati.

That at the order of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
To the Securtiy Holders of Digital Telecommunications Phils.,. INC.
Text of which would be described as follows:

AS PER ATTACHED

Has been published in the Philippine Daily Inquirer in its issue/issues of:

January 8, 2012

Affiant Further Sayeth

Naught, Makati Philippines Jan. 19, 2012

/s/ Eugenio L. Rivera

EUGENIO L. RIVERA

Affiant

SUBSCRIBED AND SWORN to before me
this Jan. 19, 2012, PHILIPPINES, affiant exhibited to me his residence certificate no. 15950094 issued at Quezon City on January 25, 2011 and his SSS ID. No. 03-6796183-7 bearing his photograph and signature.

Doc. No. 72

Page No. 15

Book No. 61 /s/ Amador C. Casino

Series of 2012 ATTY. AMADOR C. CASINO

NOTARY PUBLIC

Until December 31, 2012

PTR No. 3191600/1-5-12MAKATI

IBP No. 809273/1-5-11

EXHIBIT 1

TO THE SECURITY HOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

This refers to the tender offer (the “Tender Offer”) being conducted by PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (the “Bidder”) in connection with the acquisition of 3,277,135,882 shares of common stock of DIGITAL TELECOMMUNICATIONS PHILS., INC. (“Digitel”), representing approximately 51.55% of the total issued and outstanding capital stock of Digitel.

The Bidder secured the approval of the Securities and Exchange Commission to extend the period of the Tender Offer for the remaining 3,079,840,418 common shares of Digitel, representing approximately 48.45% of the total issued and outstanding capital stock of Digitel, as well as any Digitel common shares issued upon conversion of Digitel’s Convertible Bonds due 2013 (“Bonds”).

Stockholders of Digitel have until 12:00 noon of January 16, 2012 (Monday) to tender Digitel common shares to the Bidder.

Holders of Bonds, who convert their Bonds into Digitel common shares, may likewise tender such shares to the Bidder until 12:00 noon of January 16, 2012 (Monday).

The revised dates (but not times) for the Tender Offer shall be as follows:

Item	Old Date	New Date
Last Day to Tender in Visayas and Mindanao	January 3, 2012	January 10, 2012

Deadline for tendering scripless shares (10:00 AM)	January 9, 2012	January 16, 2012

Closing Date (12:00 noon)	January 9, 2012	January 16, 2012

Notice of Rejection of Tendered Shares	January 15, 2012	January 24, 2012

Cross Date	January 16, 2012	January 24, 2012

Settlement Date	January 19, 2012	January 27, 2012

Except with respect to the foregoing dates, there is no change in the Tender Offer Price and all other terms and conditions of the Tender Offer. The times and periods indicated in the Tender Offer Report dated December 5, 2011 shall apply to the new dates as specified above.

For inquiries on the Tender Offer, please contact any of the following:

DIGITEL TENDER OFFER HOTLINES
Telephone Numbers: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)

ATR Kim Eng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)

For inquiries on the conversion of Bonds, please contact ATR Kim Eng SECURITIES, INC. at the numbers listed above.

For inquiries about the number of shares of a shareholder in Digitel, please contact BDO STOCK TRANSFER DEPARTMENT, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora A. Yanga).

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exhibit 1

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI) S.S.

AFFIDAVIT OF PUBLICATION

I, ARLYN F. SERVAÑEZ, of legal age, single, Filipino and with office address at c/o PhilStar Daily, Inc., 202 Railroad Street corner Roberto S. Oca Street, Port Area, Manila, after having duly sworn to in accordance with law, depose and state:

That I am the Classifinder Manager of the PhilSTAR Daily, Inc., a domestic corporation duly organized and existing under by virtue of Philippine Laws with office and business address at 202 Railroad Street corner Roberto S. Oca Street, Port Area, Manila.

That the said corporation publishes THE PHILIPPINE STAR, a daily broadsheet newspaper published in English, of general circulation.

Tha the order of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
Captioned as follows: To the Securtiy Holders of Digital Telecommunications Phils.,. INC.

(Please see attached printed text) had been published in the Philippine Daily Star in its issues of:

January 8, 2012

Further Affiant Sayeth
Naught, Makati Philippines /s/ Arlyn F. Servañez

ARLYN F. SERVAÑEZ

Affiant

SUBSCRIBED AND SWORN to before me this January 26, 2012, PHILIPPINES, affiant exhibited to me her residence certificate no. 03203260 issued at Quezon City on January 09, 2012. .

Doc. No.

Page No

Book No. /s/ Ronald C. Ching

Series of 2012 ATTY. RONALD C. CHING

NOTARY PUBLIC

Until December 31, 2012

PTR No. 0319225412-19-2011MANILA

IBP No. 864212/12-28-11

EXHIBIT 1

TO THE SECURITY HOLDERS OF DIGITAL TELECOMMUNICATIONS PHILS., INC.

This refers to the tender offer (the “Tender Offer”) being conducted by PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (the “Bidder”) in connection with the acquisition of 3,277,135,882 shares of common stock of DIGITAL TELECOMMUNICATIONS PHILS., INC. (“Digitel”), representing approximately 51.55% of the total issued and outstanding capital stock of Digitel.

The Bidder secured the approval of the Securities and Exchange Commission to extend the period of the Tender Offer for the remaining 3,079,840,418 common shares of Digitel, representing approximately 48.45% of the total issued and outstanding capital stock of Digitel, as well as any Digitel common shares issued upon conversion of Digitel’s Convertible Bonds due 2013 (“Bonds”).

Stockholders of Digitel have until 12:00 noon of January 16, 2012 (Monday) to tender Digitel common shares to the Bidder.

Holders of Bonds, who convert their Bonds into Digitel common shares, may likewise tender such shares to the Bidder until 12:00 noon of January 16, 2012 (Monday).

The revised dates (but not times) for the Tender Offer shall be as follows:

Item	Old Date	New Date
Last Day to Tender in Visayas and Mindanao	January 3, 2012	January 10, 2012

Deadline for tendering scripless shares (10:00 AM)	January 9, 2012	January 16, 2012

Closing Date (12:00 noon)	January 9, 2012	January 16, 2012

Notice of Rejection of Tendered Shares	January 15, 2012	January 24, 2012

Cross Date	January 16, 2012	January 24, 2012

Settlement Date	January 19, 2012	January 27, 2012

Except with respect to the foregoing dates, there is no change in the Tender Offer Price and all other terms and conditions of the Tender Offer. The times and periods indicated in the Tender Offer Report dated December 5, 2011 shall apply to the new dates as specified above.

For inquiries on the Tender Offer, please contact any of the following:

DIGITEL TENDER OFFER HOTLINES
Telephone Numbers: (63)(2) 249-3444 or 1-800-10-344-4835 (toll free for PLDT subscribers) or
1-800-3-249-3444 (toll free for DIGITEL subscribers)

ATR Kim Eng SECURITIES, INC.
Telephone Number: (63)(2) 849 8914 (Mr. Jaime Lopez)
Telephone Number: (63)(2) 849 8926 (Mr. Denis Du)

For inquiries on the conversion of Bonds, please contact ATR Kim Eng SECURITIES, INC. at the numbers listed above.

For inquiries about the number of shares of a shareholder in Digitel, please contact BDO STOCK TRANSFER DEPARTMENT, Trust Banking Group at (63) (2) 878-4052 (Ms. Adora A. Yanga).

Very truly yours,

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: January 26, 2012

* The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker’s selling commission), include:

Type of fee % of value of the transactionStock transaction tax0.500%Securities Clearing Corporation of the Philippines0.010%Stock Investment Protection Fund0.001%SEC Fees0.005%PSE transaction fees0.005% The selling broker’s commission is subject to mutual agreement between the Tendering Shareholder and its/his/her broker. Page 9 of 25

* The customary selling charges, which amount to 0.521% of the total transaction value (excluding broker’s selling commission), include:

Type of fee % of value of the transactionStock transaction tax0.500%Securities Clearing Corporation of the Philippines0.010%Stock Investment Protection Fund0.001%SEC Fees0.005%PSE transaction fees0.005% The selling broker’s commission is subject to mutual agreement between the Tendering Shareholder and its/his/her broker. Page 16 of 25